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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WHITE KNIGHT RESOURCES LTD.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
963900105
(CUSIP Number)
William F. Pass
US Gold Corporation
US Gold Canadian Acquisition Corporation
165 South Union, Suite 565
Lakewood, CO 80228
(303) 238-1438

With copies to:
George A. Hagerty, Esq.
Christopher J. Walsh, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	963900105	Page	1	of	8

1	NAMES OF REPORTING PERSONS: US Gold Canadian Acquisition Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
42-1701924

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		55,731,786 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55,731,786 shares

WITH	10	SHARED DISPOSITIVE POWER:

-0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

55,731,786 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

93.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	963900105	Page	2	of	8

1	NAMES OF REPORTING PERSONS: US Gold Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0796160

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	7	SOLE VOTING POWER:

NUMBER OF		55,731,786 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55,731,786 shares

WITH	10	SHARED DISPOSITIVE POWER:

-0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

55,731,786 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

93.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

          CUSIP No. 963900105
13D

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of White Knight Resources Ltd., a company existing under the laws of British Columbia, Canada (“White Knight”). The address of the principal offices of White Knight is 922 — 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1LB.
Item 2. Identity and Background.
     (a)      This Schedule 13D is being filed by US Gold Corporation, a Colorado corporation (“US Gold”) and its wholly owned subsidiary, US Gold Canadian Acquisition Corporation, a corporation existing under the laws of Alberta, Canada (“Canadian Exchange Co.” and together with US Gold, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     (b)      The address of the principal executive office of US Gold is 165 South Union, Suite 565, Lakewood, CO 80228. The address of the principal executive office of Canadian Exchange Co. is 2900 Manulife Place, 10180-101 Street, Edmonton, Alberta, Canada T5J 3V5. The business address of each of the directors and officers of Canadian Exchange Co. and US Gold is set forth on Schedule A.
     (c)      US Gold is a company engaged in the exploration for gold and other precious metals. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Canadian Exchange Co. and US Gold, as of the date hereof.
     (d) and (e)      During the last five years neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)      US Gold is a Colorado corporation. Canadian Exchange Co. is a corporation existing under the laws of Alberta, Canada. The citizenship of each person named in Schedule A is set forth thereon.
Item 3. Source and Amount of Funds or Other Consideration.
     To fund the acquisition of the Common Stock, Canadian Exchange Co. issued approximately 19,507,560 exchangeable shares of Canadian Exchange Co. Each exchangeable share of Canadian Exchange Co. is exchangeable for shares of common stock of U.S. Gold on a one-for-one basis and has the rights, privileges, restrictions and conditions described in the

          CUSIP No. 963900105
13D

prospectus filed pursuant to Rule 424(b)(3) by the Reporting Persons on February 12, 2007 (File No. 333-138233) (the “Prospectus”) and in the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery.
Item 4. Purpose of the Transaction.
     On February 12, 2007, the Reporting Persons commenced a tender offer (the “Offer”) for all of the outstanding shares of Common Stock in exchange for 0.35 of an exchangeable share of Canadian Exchange Co. for each outstanding share of Common Stock upon the terms and subject to the conditions set forth in the Prospectus. On March 23, 2007, the Reporting Persons announced that they had instructed the depository to accept for purchase all shares of Common Stock validly tendered and not withdrawn. At that time, based on information provided to the Reporting Persons by the depository, 55,195,961 shares of the Common Stock had been validly tendered and not withdrawn in connection with the Offer. As of March 30, 2007, an additional 535,825 shares of Common Stock had been delivered to the depository pursuant to valid notices of guaranteed delivery. As of March 30, 2007, US Gold owned 55,731,786 shares of Common Stock, which represents approximately 93.7% of the shares of Common Stock issued and outstanding as of March 23, 2007.
     The purpose of the Offer was for the Reporting Persons to acquire sufficient shares of Common Stock to enable the Reporting Persons to acquire any remaining outstanding shares of Common Stock through a statutory plan of arrangement or similar transaction under Canadian law. The Reporting Persons intend to undertake such a transaction, which would also result in the acquisition of all remaining outstanding shares of Common Stock.
     The Common Stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons intend to cause all necessary steps to occur in order to effect such termination of registration.
     After the acquisition by the Reporting Persons of the shares of Common Stock, Robert R. McEwen, Ann S. Carpenter and William F. Pass, who are each officers and directors of the Reporting Persons as more fully described on Schedule A, became the officers and directors of White Knight.
     Except as described above, neither of the Reporting Persons has any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.
Item 5. Interest in Securities of the Issuer.
     (a) and (b)      The Reporting Persons have (i) beneficial ownership and (ii) power to vote or direct the vote of 55,731,786 shares of the Common Stock, or approximately 93.7% of the shares of Common Stock issued and outstanding as of March 23, 2007.
     (c)      Robert R. McEwen tendered all of the Common Stock in connection with the Offer. Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person referred to in Schedule A has effected any transaction in the Common Stock during the past 60 days.

          CUSIP No. 963900105
13D

     (d) and (e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A to this Schedule 13D or between such persons and any other person with respect to the securities of White Knight, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, pledge or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     99.1   Agreement Regarding Joint Filing of Schedule 13D.

          CUSIP No. 963900105
13D

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2007

U.S. Gold Corporation
By:	/s/ William F. Pass
	Name:	William F. Pass
	Title:	Vice President, Chief Financial Officer, and Secretary

US Gold Canadian Acquisition Corporation
By:	/s/ William F. Pass
	Name:	William F. Pass
	Title:	Vice President, Secretary, Treasurer and Director

          CUSIP No. 963900105
13D

Schedule A
US Gold

Principal Business
or Present
Principal
Occupation or
Name & Principal Position	Business Address	Citizenship	Employment
Robert R. McEwen	165 South Union,	Canada	Chief Executive Officer and
Chief Executive Officer and	Suite 565,		Chairman (Principal Executive
Chairman (Principal Executive	Lakewood, CO 80228		Officer) of US Gold
Officer)
Ann S. Carpenter	165 South Union,	United States of America	President, Chief Operating
President, Chief Operating	Suite 565,		Officer and Director of
Officer and Director	Lakewood, CO 80228		US Gold
William F. Pass	165 South Union,	United States of America	Vice President, Chief Financial
Vice President, Chief	Suite 565,		Officer and Secretary (Principal
Financial Officer and	Lakewood, CO 80228		Financial and Accounting
Secretary (Principal			Officer) of US Gold
Financial and Accounting Officer)
Michele L. Ashby	165 South Union,	United States of America	Chief Executive Officer and
Director	Suite 565,		founder, MINE, LLC
Lakewood, CO 80228
Leanne M. Baker	165 South Union,	United States of America	Managing Director, Investor
Director	Suite 565,		Resources LLC
Lakewood, CO 80228
Declan J. Costelloe	165 South Union,	Canada	President, Celtic Mining LLC
Director	Suite 565,
Lakewood, CO 80228
Peter Bojtos	165 South Union,	Canada	Professional engineer in the
Director	Suite 565,		Province of Ontario, Canada
Lakewood, CO 80228
Canadian Exchange Co.

Principal Business
or Present
Principal
Occupation or
Name & Principal Position	Business Address	Citizenship	Employment
Robert R. McEwen	2900 Manulife Place,	Canada	Chief Executive Officer and
Chief Executive Officer and	10180-101 Street,		Director (Principal Executive
Director (Principal Executive	Edmonton, Alberta,		Officer) of Canadian
Officer)	Canada T5J 3V5		Exchange Co.
Ann S. Carpenter	2900 Manulife Place,	United States of America	President and Director of
President and Director	10180-101 Street,		Canadian Exchange Co.
Edmonton, Alberta,
Canada T5J 3V5
William F. Pass	2900 Manulife Place,	United States of America	Vice President, Secretary,
Vice President, Secretary,	10180-101 Street,		Treasurer and Director
Treasurer and Director	Edmonton, Alberta,		(Principal Accounting Officer)
(Principal Accounting	Canada T5J 3V5		of Canadian Exchange Co.
Officer)